[LETTERHEAD OF MURTHA CULLINA LLP]


PAUL G. HUGHES
(203) 772-7726 DIRECT TELEPHONE
(860) 240-5726 DIRECT FACSIMILE
PHUGHES@MURTHALAW.COM







                                September 8, 2005



Via EDGAR and Facsimile


Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-7010

Attention: Ms. Jennifer Goeken

          Re: Amscan Holdings - Annual Report on Form 10-K for the year ended December 31, 2004

Dear Sirs:

     We have received your letter containing comments based on your review of the Annual Report on Form 10-K of Amscan Holdings, Inc. (the "Company") for the year ended December 31, 2004 (the "Form 10-K").

     The purpose of this letter is to respond to your comments. To facilitate your review of our responses, we will set out each of your comments followed by the Company's response, [including the changes the Company would include in [an amendment to the Form 10-K; its future annual reports] in response to that comment.

Business, page 3
----------------

The Transactions, page 3
------------------------

SEC COMMENT NO. 1

1. We note the "merger agreement" between you (i.e., Amscan Holdings, Inc.) and AAH Acquisition, a wholly owned subsidiary of AAH Holdings, was structured

          o    as a purchase of common stock,



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          o    you were deemed to be the surviving entity, as a wholly owned subsidiary of AAH Holdings, and

          o the resulting capital structure of the surviving entity is equal to that of AAH Holdings.

     Please address each of the following:

          o Clarify whether you, AAH Acquisition or AAH Holdings, paid cash of $530 million to consummate the acquisition.

          o Describe the facts and circumstances of the acquisition, including the factors that resulted in the "ultimate beneficial ownership of the Successor."

          o Provide an analysis that supports your accounting treatment of the transaction and specifically cite the authoritative literature you relied upon in support of your methodology.

          o Clarify whose net assets will be fair valued based on the purchase price of $530 million.

RESPONSE

     The acquisition of Amscan Holdings, Inc. ("Amscan Holdings") by AAH Holdings, Inc. ("AAH Holdings") was accomplished through a series of steps that, as an accounting matter, was deemed to be a purchase. As a legal matter, the following occurred:

     o    AAH Holdings and AAH Acquisition were formed as new legal entities;

     o Capital in the amount of $140.5 million was contributed by the Principal Investors (as defined in the Form 10-K) and certain employee stockholders of Amscan Holdings to AAH Holdings;

     o The capital of AAH Holdings was then contributed by AAH Holdings to AAH Acquisition;

     o Pursuant to the Merger Agreement, AAH Acquisition was merged into Amscan Holdings with Amscan Holdings as the surviving entity of the merger;



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Securities and Exchange Commission
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     o    Upon the consummation of the merger, (a) the assets of AAH Acquisition
          (including its capital that had been contributed by the Principal Investors and the employee stockholders) became assets of Amscan Holdings as the surviving corporation of the merger; (b) each share of Amscan Holdings then outstanding was converted into cash; and (c) each share of AAH Acquisition was converted into the right to receive one share of Amscan Holdings; and

     o As a result, AAH Holdings continues as a legal entity whose sole function is to hold the capital stock of Amscan Holdings.

     The transaction pursuant to which Amscan Holdings became a wholly-owned subsidiary of AAH Acquisition was not, as a legal matter, a purchase of common stock but rather was a statutory merger.

     Since Amscan Holdings is merely a conduit between the operating companies and AAH Holdings, Amscan Holdings has determined that it is more appropriate disclosure to reflect on its financial statements the capital structure of AAH Holdings as the ultimate beneficial owner of the business. This information has been disclosed in the notes to the financial statements.

     The cash paid in the merger to the holders of equity interests in Amscan Holdings was provided both by the Principal Investors and certain employee stockholders and by Amscan Holdings. As noted in the Form 10-K, the equity contribution of the Principal Investors and the employee stockholders (who exchanged equity interests in Amscan Holdings for equity interests in AAH Holdings) aggregated $140.5 million. The balance of the cash needed to consummate the acquisition was provided by Amscan Holdings (through borrowings (a term loan, a revolving loan and senior subordinated notes) and available cash on hand at Amscan Holdings).

     The accounting treatment for the merger of AAH Acquisition into Amscan Holdings as a business combination to be accounted for under the purchase method of accounting is supported by Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"). The Principal Investors and certain members of management, through their investment in AAH Holdings and the merger of AAH Acquisition into Amscan Holdings, acquired control over 100% of the equity of Amscan Holdings. As substantially all of the common stock of AAH Holdings is owned by new shareholders, the change in control justifies the asset bases adjustment at Amscan Holdings. SFAS No. 141 paragraph 9 states that "a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities." Paragraph 10 states that "the provisions of this Statement apply equally to a business combination in which (a) one or more entities are merged or become subsidiaries, (b) one



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entity transfers net assets or its owners transfer their equity interests to another, or (c) all entities transfer net assets or the owners of those entities transfer their equity interests to a newly formed entity (some of which are referred to as roll-up or put-together transactions)." Paragraph 10 also states that "All those transactions are business combinations regardless of whether the form of consideration given is cash, other assets, a business or a subsidiary of the entity, debt, common or preferred shares or other equity interests, or a combination of those forms and regardless of whether the former owners of one of the combining entities as a group retain or receive a majority of the voting rights of the combined entity." SFAS No 141, paragraphs 13 and 15 require that all business combinations in the scope of SFAS No 141 shall be accounted for using the purchase method of accounting and that an acquiring entity must be determined in each business combination. SFAS No. 141 paragraph 16 states that "in a business combination effected solely through the distribution of cash or other assets or by incurring liabilities, the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity." As AAH Holdings distributed cash (including its initial equity contribution of $140.5 million) and indirectly assumed the new debt incurred to pay the former debt and equity holders of Amscan Holdings, AAH Holdings is considered the acquiring entity.

     In our analysis supporting the treatment of the transactions as a business combination, we considered the provisions of EITF 88-16, "Basis in Leveraged Buyout Transactions," including the leverage computation below:

      New net debt incurred     $390,467,000
      Less: Old debt paid        266,224,000
                               -------------
      New leverage               124,243,000
      New equity contribution    140,500,000
      Leverage ratio             46.9%   (124,243,000/(124,243,000+140,500,000))

     Based on the leverage of 46.9%, we concluded that the transaction was not a highly leveraged transaction and EITF 88-16 would not apply.

     As noted in both Part I of the Form 10-K and in Note 1 to the financial statements included in the Form 10-K, the purchase price (i.e., the $530.0 million) has been allocated based on estimates of the "fair value of the net assets acquired." The assets acquired in the transaction were the assets of Amscan Holdings at the time of the merger when Amscan Holdings became a wholly owned subsidiary of AAH Holdings.



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Securities and Exchange Commission
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SEC COMMENT NO. 2

2. We also note, as a result of the transaction between you and AAH Acquisition, that you recorded indefinite-lived tradenames of $33.5 million. Please provide a schedule of the items included in this balance and an analysis to support your position that these intangible assets have an indefinite useful life.

RESPONSE

     The Successor company recorded $33.5 million as the fair value of its Amscan(R) and Anagram(R) trade names. The Predecessor acquired the trade name Anagram(R) as part of its acquisition of the assets of Anagram International Inc and subsidiaries in 1998. The Successor continues to use the Anagram(R) trade name to identify its line of metallic balloons. The Successor determined the fair value of the trade names Amscan(R) and Anagram(R) based on an independent appraisal that employed the relief-from-royalty method. SFAS No. 141 does not preclude the recognition of trade names or "brands" as a single asset apart from goodwill, if the complimentary assets that make up the group have similar useful lives, which, in this case, are deemed to be indefinite.

     The Successor determined that the Amscan(R) and Anagram(R) trade names have indefinite lives based on the following:

     o The Company has no plans to retire the trade names and intends to operate under the trade names indefinitely, as a going concern. The use of the trade names is not limited by a relationship with another asset or group of assets or by any legal, regulatory or contractual provisions.

     o The Amscan(R) and Anagram(R) trade names have been established for over 57 years and 27 years, respectively, and are recognized as market leaders in the party goods industry.

     o The Company's products (decorative party goods including tableware, balloons, and coordinated and non-coordinated party accessories) are not subject to technical obsolescence or uncertainties due to legislative or regulatory changes.

     o Demand for the Company's branded products is evidenced by the Predecessor's 11% organic revenue growth over the past 10 years. Due to limited availability of market data for the party goods industry, independent studies were commissioned by the Company in 2003 which indicate it occupies approximately 30% of the shelf space in the party superstore channel, which channel represents approximately 50%



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          of its domestic revenue. The Company has longstanding relationships with wholesale party goods customers, including small, independent party and gift stores and large party superstores chains, and sells to over 40,000 customers.

     o The Company expects its market share to continue to grow as it continually expands the number of innovative decorative products in its lines; focuses on additional channels of distribution, including mass marketers and focuses on the further development of a less mature European market.

     o The party goods industry is relatively stable. Competitors include small independent specialty manufacturers as well as divisions or subsidiaries of larger companies. However, the population of competitors has not grown significantly in the past due to barriers to entry including substantial investments in artwork and inventories and state-of the art distribution facilities. As a result, the Company does not expect to lose significant market share to new or existing competitors and expects to remain a leader in the industry.

     o The Company does not believe revenue generation is dependent upon the continued employment of key employees. The breath of product, which distinguishes Amscan and Anagram from its competitors, is generated by a large creative staff of over 100 employees.

     Based on the factors above, the Company expects the Amscan(R) and Anagram(R) trade names will continue to generate cash flow indefinitely and, accordingly, have deemed their useful lives to be indefinite.

Note 16 - Segment Information, page F-30
----------------------------------------

SEC COMMENT NO. 3

3. We note your disclosure that you operate in one industry segment and that this one segment "involves the design, manufacture, contract for manufacture and distribution of party goods, including decorative party goods, metallic balloons, stationery and gift items." Please identify your operating segments, as defined in paragraph 10 of SFAS 131, and expand your disclosure to identify the factors used to identify your reportable segments, as required by paragraph 26(a) of SFAS 131. We note that your segment reporting was addressed in your communication with the staff during 2003.



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Securities and Exchange Commission
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RESPONSE

     The CEO and management consider the Company the "one stop source" for celebratory products (i.e., party goods) of all kinds, including decorative tableware and coordinated and non-coordinated accessories. Coordinated and non-coordinated accessories include balloons (e.g., metallic and latex), stationery (e.g., confetti, stickers, invitations, thank you notes, gift wrap, ribbon, memory books and albums) and gifts (e.g., ceramic giftware, picture frames, mugs, and decorative candles). Our products are generally presented to party goods retailers, through our catalogues, as general, seasonal and themed party ensembles. The primary objective of our design staff is to create new ensembles and new products in all product lines to expand those ensembles. Management does not use product line financial performance as a basis for business operating decisions.

     As noted in our communication with the staff during 2003, the Company considers itself a single operating segment based on the "management approach" (i.e., based on how management internally evaluates the operating performance of its business units). The Company's chief operating decision maker is considered to be the Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources. The consolidated financial information reviewed by the CEO is similar to the information presented in the consolidated financial statements. Accordingly, the Company has determined that it operates in a single operating segment and, as a result, a single reportable segment.

     We propose to modify the segment disclosure in the notes to the financial statements in our future filings as follows. In addition, we will add similar disclosures in our MD&A.

Note 16 Segment Information

     SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," requires that companies report separately in the financial statements certain financial and descriptive information about operating segments. The method for determining what information is reported is based on the way that management organizes the operating segments for making operational decisions and assessments of financial performance. The Company is organized around an expansive assortment of celebratory products that are generally presented to its customers as general, seasonal and themed party goods ensembles and not as individual product lines.

     The Company's chief operating decision maker is considered to be the Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis for



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purposes of making operating decisions, assessing financial performance and allocating resources. The consolidated financial information reviewed by the CEO is similar to the information presented in the accompanying consolidated statements of operations. Accordingly, the Company has determined that it operates in a single operating segment and, as a result, a single reportable segment.

     The Company's products include four product lines including party goods (decorative tableware and coordinated accessories), metallic balloons, coordinated and non-coordinated stationery (invitations, notes, memory books and gift wrap) and gifts (ceramic giftware, mugs, frames and decorative candles).

     Net sales for each of the four product lines are as follows:

                                              Year ended December 31,
                                            2005        2004      2003
        Party goods and accessories      $          $          $
        Metallic balloons
        Stationery
        Gifts
                                         --------   ---------  --------
                                         --------   ---------  --------
                                         ========   =========  ========

SEC COMMENT NO. 4

4. Please disclose information about products and services, as required by paragraph 37 of SFAS 131.

RESPONSE

     See response to Comment No. 3 above.

Closing Comments
----------------

     We have been authorized by the Company to provide on its behalf the following statement acknowledging that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;


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Securities and Exchange Commission
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Page 9


     o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and


     o the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     After you have had a chance to review these responses to your comments, we would appreciate the opportunity to speak with you about our responses and whether there are additional issues relating to the Form 10-K that we need to resolve.

     If you need any additional information, please call me.

                                               Very truly yours,

                                               /s/ PAUL G. HUGHES

                                               Paul G. Hughes